UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

NewPower Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

652463101

(CUSIP number)

Howard B. Adler, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8589

(Name, address and telephone number of person
authorized to receive notices and communications)

July 9, 2002

(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 652463101	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Carlson Capital, L.P. I.R.S. Identification No. 75-249-4317

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES	7	SOLE VOTING POWER
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		3,295,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON WITH	10	SHARED DISPOSITIVE POWER

		3,295,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,295,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.24%

14	TYPE OF REPORTING PERSON*

IA, PN

CUSIP No. 652463101	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Carlson Offshore Advisors, L.P. I.R.S. Identification No. 75-273-3266 ---

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES	7	SOLE VOTING POWER
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		3,295,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON WITH	10	SHARED DISPOSITIVE POWER

		3,295,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,295,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.24%

14	TYPE OF REPORTING PERSON*

IA, PN

CUSIP No. 652463101	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Clint D. Carlson Social Security No. - - - -

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	[ ] [x]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES	7	SOLE VOTING POWER
		0

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
		3,295,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		0

PERSON WITH	10	SHARED DISPOSITIVE POWER

		3,295,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ X ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON*

IN

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to shares of Common Stock, $0.01 par value (the “Common Stock”), of NewPower Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is One Manhattanville Road, 3rd Floor, Purchase, New York 10577.

Item 2.  Identity and Background

     This statement on Schedule 13D is filed by Carlson Capital, L.P., a Delaware limited partnership, and Carlson Offshore Advisors, L.P., a Delaware limited partnership (together, the “Partnership Reporting Persons”) and Clint D. Carlson, an individual (together with the Partnership Reporting Persons, the “Reporting Persons”). The business address of each Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

     The Partnership Reporting Persons act as investment adviser and/or general partner to several private investment funds and managed accounts that are the ultimate beneficial owners of the 3,295,800 shares to which this statement relates. No such investment fund or managed account for which the Partnership Reporting Persons acts as investment adviser and/or general partner owns 5% or more of the outstanding Common Stock.

     The general partner of each Partnership Reporting Person is Asgard Investment Corp., a Delaware corporation, whose business and principal offices are located at 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. The officers of Asgard Investment Corp. are as follows: Clint D. Carlson, President, and Nancy Carlson, Treasurer and Secretary. The sole director of Asgard Investment Corp. is Clint D. Carlson. The business address of both Clint D. Carlson and Nancy Carlson is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. The present occupation of Clint D. Carlson is President of Asgard Investment Corp. and Chief Executive Officer of Carlson Capital, L.P and Chief Executive Officer of Carlson Offshore Advisors, L.P. The present occupation of Nancy Carlson is Secretary and Treasurer of Asgard Investment Corp. and Secretary of Carlson Capital, L.P and Secretary of Carlson Offshore Advisors, L.P. Both Clint D. Carlson and Nancy Carlson are U.S. citizens.

     During the last five years, none of the Reporting Persons, Asgard Investment Corp., or Nancy Carlson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The filing of this statement on Schedule 13D by the Reporting Persons shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owners of any securities covered by this statement on Schedule 13D, and each Reporting Person disclaims such beneficial ownership.

Item 3.  Source and Amount of Funds or Other Consideration

     All of the shares of Common Stock of the Issuer deemed beneficially held by the Partnership Reporting Persons were purchased with the working capital of the investment funds and managed accounts directed by the Partnership Reporting Persons. Clint D. Carlson has not purchased any shares of Common Stock of the Issuer directly and disclaims beneficial ownership over those shares which he has voting power or investment control.

Item 4.  Purpose of Transaction

     All Common Stock held by the Reporting Persons is being held for investment purposes. Subject to economic considerations and market conditions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities they presently own in the open market or in private transactions. The Reporting Persons may engage in activities intended to influence the business strategy or management of the Issuer.

     The Partnership Reporting Persons acquired beneficial ownership of the Common Stock through direct market purchases of Common Stock.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)	This statement on Schedule 13D relates to 3,295,800 shares of Common Stock deemed beneficially owned by the Partnership Reporting Persons, which constitutes approximately 5.24% of the issued and outstanding shares of Common Stock. This statement on Schedule 13D also relates to 3,295,800 shares of of Common Stock, which constitutes approximately 5.24% of the issued and outstanding shares of Common Stock, over which Clint D. Carlson has voting power or investment control but to which he disclaims beneficial ownership.

(b)	The Partnership Reporting Persons and Clint D. Carlson have shared voting and dispositive power with respect to 3,295,800 shares of Common Stock.

(c)	Within the past 60 days, accounts of or managed by the Reporting Persons purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein.

(d)	The private investment funds and managed accounts for which the Partnership Reporting Persons serve as investment adviser and/or general partner and for whose accounts the Common Stock is held, have the right to receive dividends from or proceeds from the sale of the Common Stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit A:	Transactions in Shares of Common Stock Within Past 60 Days.

Exhibit B	Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2002

CARLSON CAPITAL, L.P.
CARLSON OFFSHORE ADVISORS, L.P. /s/ Clint D. Carlson
By: Clint D. Carlson, President of the General Partner

CLINT D. CARLSON, an individual /s/ Clint D. Carlson
By: Clint D. Carlson

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